UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69916

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Robinhood Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___500 Colonial Center Parkway, Suite 100___

(No. and Street)

___Sanford___	___FL___	___32746___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Kelati	(612)-232-2271	daniel.kelati@robinhood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Ernst and Young LLP___

(Name – if individual, state last, first, and middle name)

725 S Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Kelati, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robinhood Securities, LLC, as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Erin Aubrey Ward
My Commission HH 066842
Expires 01/12/2025

Signature: Daniel Kelati

Title:
CFO and Principal Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROBINHOOD SECURITIES, LLC
TABLE OF CONTENTS



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and The Board of Managers of Robinhood Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Securities, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditors since 2017.

February 25, 2022

ROBINHOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31,
(in thousands)	**2021**
Assets	
Cash and cash equivalents	$ 2,215,690
Cash segregated under federal and other regulations	3,992,419
Receivables from users, net	6,629,638
Receivables from brokers, dealers and clearing organizations	73,116
Deposits with clearing organizations	327,667
User held fractional shares	1,834,479
Other assets	29,645
Total assets	$ 15,102,654
Liabilities and member's equity	
Liabilities:	
Payables to users	$ 6,543,814
Securities loaned	3,651,035
Due to affiliated broker-dealer	69,128
Due to Parent	19,833
Payables to brokers, dealers and clearing organizations	12,609
Fractional share repurchase obligation	1,834,479
Accrued expenses and other liabilities	11,734
Total liabilities	12,142,632
Commitments and contingencies (Note 11)	
Member's equity:	
Total member's equity	2,960,022
Total liabilities and member's equity	$ 15,102,654

The accompanying notes are an integral part of the financial statement.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Securities, LLC (the "Company," "we," "our," "us," or "RHS") is a wholly-owned subsidiary of Robinhood Markets, Inc. (the "Parent" or "RHM"). We are registered with the U.S. Securities and Exchange Commission ("SEC") as a clearing broker-dealer in securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

We clear trades for retail user accounts introduced by Robinhood Financial LLC ("RHF"), an affiliated introducing broker-dealer, on a fully disclosed basis. We have a fractional shares program which allows users to purchase and sell fractions of a share in certain equities, enabling users to place real-time fractional share orders in dollar amounts or share amounts, with purchases rounded to the nearest penny and the ability to purchase as small as 1/1,000,000 of a share. We also offer a cash sweep program which allows users' uninvested cash balances to earn interest with program banks insured by Federal Deposit Insurance Corporation ("FDIC").

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. At the onset of the COVID-19 pandemic, we saw substantial growth in our user base, retention, engagement, and trading activity metrics, and over the course of the pandemic we saw periodic all-time highs achieved by the equity markets generally. During this period, market volatility, stay-at-home orders, and increased interest in investing and personal finance, coupled with low interest rates and a positive market environment, especially in the U.S. equity and cryptocurrency markets, helped foster an environment that encouraged an unprecedented number of first-time retail investors to become our users and begin trading on our platform. However, we have seen the growth of our user base in recent periods slow compared to the accelerated growth we experienced in 2020 and the first half of 2021.

The COVID-19 pandemic also resulted, in part, in inefficiencies or delays in our business, operational challenges, additional costs related to business continuity initiatives as our workforce had to transition suddenly to working remotely, and increased vulnerability to cybersecurity attacks or other privacy or data security incidents. The extent of the continuing impact of COVID-19 on our business, financial condition, and results of operations will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the impact on capital and financial markets, and the related impact on the financial circumstances of our customers, all of which are highly uncertain and difficult to predict.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing our financial statement include those related to the determination of allowances for credit losses and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our financial statement.

Segment Information

We operate and report financial information in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. All our revenues and substantially all of our assets are attributed to or located in the United States.

Concentration of Credit Risk

We are engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. Default of a counterparty in equities and options trades, which are facilitated through clearinghouses, would generally be spread among the clearinghouse's members rather than falling entirely on us. It is our policy to review, as necessary, the credit standing of each counterparty.

Cash and Cash Equivalents

Cash and cash equivalents include interest and non-interest bearing deposits with banks that are not segregated and deposited for regulatory purposes and money market funds. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We also maintain cash in money market funds which are not FDIC insured. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

Cash Segregated Under Federal and Other Regulations

We are required to segregate cash and/or qualified securities for the exclusive benefit of customers, as defined by Rule 15c3-3, and PAB in accordance with the provision of Rule 15c3-3 under the Exchange Act. Throughout the financial statement, the term "users" is defined as customers under Exchange Act Rule 15c3-3. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Fair Value of Financial Instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, which include cash, cash segregated under federal and other regulations, receivables from brokers, dealers, and clearing organizations, receivables from users, net, deposits with clearing organizations, other assets, accrued expenses and other liabilities, payables to users, payables to brokers, dealers, and clearing organizations, due to affiliated broker-dealer, due to parent, and securities loaned.

Receivables From and Payables to Users

Receivables from users, net is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit losses. We monitor margin levels and require users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. We have no expectation of credit losses for receivables from users that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on our assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, we recognize an allowance for credit losses in the amount of the difference, or unsecured balance, immediately. We write-off unsecured balances when the balance becomes outstanding for over 180 days or when we otherwise deem the balance to be uncollectible.

We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. Unsecured user receivables that are not collected from RHF are treated as a non-allowable asset in our net capital computation. If any of the unsecured user receivables become secured or collected, we will pay RHF back the amount collected.

Payables to users represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations primarily include receivables from market makers for routing user orders for execution, receivables for securities not delivered by us to the counterparties by the settlement date ("securities failed to deliver"), and interest receivables on securities borrowed and securities loaned.

Payables to brokers, dealers and clearing organization primarily include payables to RHF for introducing broker fees and shared revenues pursuant to a revenue sharing arrangement, payables for securities not received by us from a counterparty by the settlement date ("securities failed to receive"), and interest payables on securities borrowed and securities loaned.

These receivables and payables are short-term and normally settle within 30 days. Aged receivables from brokers, dealers, and clearing organizations are treated as non-allowable assets in our net capital computation. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Deposits With Clearing Organizations

We are required to maintain collateral as deposits with clearing organizations such as Depository Trust & Clearing Corporation and Options Clearing Corporation which allows us to use their security transactions services for trade comparison, clearance and settlement. The clearing organizations establish financial requirements, including deposits, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of users' trading activity and market volatility. As we have not experienced historic defaults, we do not have an expectation of credit losses for these arrangements.

Fractional Share Program

We operate our fractional share program for the benefit of our users and maintain an inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other assets on our statement of financial condition.

When a user purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral and an offsetting liability to repurchase the shares, recorded on our statement of financial condition, as we concluded that we did not meet the criteria for derecognition under the accounting guidance. We measure our inventory of securities, user-held fractional shares and our repurchase obligation via the election of the fair value option at fair value at each reporting period.

Other Assets

Other assets primarily include prepaid expenses and proxy rebate receivables. We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on insurance. As of December 31, 2021, prepaid expenses included in other assets were $14.9 million. We evaluate proxy rebate receivables for credit losses and record an allowance for credit loss to estimate uncollectible receivables. We write-off the receivables when deemed uncollectible and any recoveries are recorded as a reduction to our allowance for credit losses.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. Securities borrowing transactions require us to deposit cash with the lender whereas securities lending transactions result in us receiving cash collateral, with both requiring cash in an amount generally in excess of the market value of the securities. Substantially all of our securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within three business days. We manage risks associated with our securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however; we do not net securities lending transactions. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Loss Contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accrued expenses and other liabilities on the statement of financial condition. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Income Taxes

We are a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in this financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

There are no recently issued accounting pronouncements that would materially impact our financial statement and related disclosures for the year ended December 31, 2021. There were no recently adopted accounting pronouncements.

NOTE 4: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash segregated under federal and other regulations consisted of the following:

(in thousands)		December 31, 2021
Customers	$	3,977,801
PAB		14,618
Total	$	3,992,419

NOTE 5: RECEIVABLES FROM AND PAYABLES TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The components of receivables from, and payables to, brokers, dealers and clearing organizations are as follows:

(in thousands)		December 31, 2021
Receivables from brokers, dealers and clearing organizations:		
Executing broker receivables	$	58,574
Securities lending interest receivable		8,312
Securities failed to deliver		5,809
Other brokers, dealers and clearing organizations receivables		421
Total receivables from brokers, dealers and clearing organizations	$	73,116
Payables to brokers, dealers and clearing organization:		
Securities failed to receive	$	11,652
Other brokers, dealers and clearing organizations payables		957
Total payables to brokers, dealers and clearing organizations	$	12,609

NOTE 6: ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the allowance for credit losses, which primarily relate to Fraudulent Deposit Transactions, for the period indicated:

(in thousands)		Year Ended December 31, 2021
Beginning balance	$	40,954
Provision for credit losses[1]		78,809
Write-offs		(72,213)
Ending balance	$	47,550

(1) We are indemnified by RHF for losses incurred in connection with unsecured users' receivables. See Note 2 for more information. During the year ended December 31, 2021, RHF indemnified us $79.5 million for unsecured losses.

NOTE 7: FAIR VALUE OF ASSETS AND LIABILITIES

Financial assets and liabilities measured at fair value on a recurring basis as of the date indicated below were presented in our statement of financial condition as follows:

(in thousands)	December 31, 2021			
		Level 1		Total
Assets				
Cash equivalents:				
Money market funds	$	1,000,024	$	1,000,024
User-held fractional shares		1,834,479		1,834,479
Other assets:				
Equity securities - securities owned		2,595		2,595
Total financial assets	$	2,837,098	$	2,837,098
Liabilities				
Fractional share repurchase obligations	$	1,834,479	$	1,834,479
Total financial liabilities	$	1,834,479	$	1,834,479

During the year ended December 31, 2021, we did not have any transfers in or out of Level 3 assets.

NOTE 8: OFFSETTING ASSETS AND LIABILITIES

Certain financial instruments are eligible for offset on our statement of financial condition under GAAP. Our securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the GAAP guidance to qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Our policy is to recognize amounts subject to master netting arrangements on a gross basis on the statement of financial condition. Substantially all securities borrowing and lending agreements have an open contractual term and may be terminated upon notice by either party. One of these agreements has a contractual term of 30 days with a daily minimum commitment of $25 million.

Our assets and liabilities subject to master netting arrangements are as follows:

(in thousands)	December 31, 2021
Assets	**Securities borrowed**
Gross amount of securities borrowed	$ 345
Gross amount offset on the statement of financial condition	—
Amounts of assets presented on the statement of financial condition[(1)]	345
Gross amount of securities borrowed not offset on the statement of financial condition:	
Securities borrowed	345
Security collateral received	(329)
Net amount	$ 16

Liabilities	**Securities loaned**
Gross amount of securities loaned	$ 3,651,035
Gross amount of securities loaned offset on the statement of financial condition	—
Amounts of liabilities presented on the statement of financial condition	3,651,035
Gross amount of securities loaned not offset on the statement of financial condition:	
Securities loaned	3,651,035
Security collateral pledged	(3,426,766)
Net amount	$ 224,269

(1) Securities borrowed are included in receivables from brokers, dealers and clearing organizations on the statement of financial condition.

We also obtain securities under margin agreements on terms which permit us to pledge and/or transfer securities to others. As of December 31, 2021, we were permitted to re-pledge securities with a fair value of $9.21 billion under the margin agreements, $11.0 million under the RHS-RHF proprietary arrangement, and $0.3 million under the securities lending agreements. We re-pledged $220.1 million of the permitted to re-pledge amount with clearing organizations to meet deposit requirements and $3.8 million of the permitted to re-pledge amount under the RHS-RHF proprietary arrangement.

NOTE 9: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK

Revolving credit facilities

As of December 31, 2021, we had seven revolving and unsecured lines of credit with the Parent for a total of $1.05 billion of which $300.0 million was committed and $750.0 million was uncommitted. There were no outstanding borrowings against these lines of credit as of year end. Interest on these lines of credit is based on the effective federal rate as determined by Internal Revenue Service ("IRS"). These lines of credit have no maturity date and remain in effect until terminated by either party. There are no covenants to the lines of credit with the Parent.

In September 2019, we entered into a $400.0 million committed and secured line of credit with a third party with a maturity date of September 25, 2020 (the "September 2019 Credit Facility"). In June 2020, we amended the September 2019 Credit Facility and increased the aggregate committed and secured revolving line of credit amount to $550.0 million with a maturity date of June 5, 2021. This line of credit was primarily collateralized by users' securities held as collateral for users' margin loans. Interest for this line of credit was determined at the time a loan was initiated and the applicable interest rate under this line of credit was calculated as a per annum rate equal to 1.25% plus the federal funds rate at the applicable time. We were obligated to pay a commitment fee calculated as a per annum rate equal to 0.35% on any unused amount of the credit facility quarterly in arrears. The September 2019 Credit Facility was terminated in April 2021.

In April 2021, we entered into a $2.18 billion committed and secured revolving line of credit with a third party, subject to certain borrowing base limitations, with a maturity date of April 15, 2022 (the "April 2021 Credit Facility"). Borrowings from the April 2021 Credit Facility must be specified to be Tranche A, Tranche B, Tranche C or a combination thereof. Tranche A loans are secured by users' securities and are used primarily to finance margin loans. Tranche B loans are secured by the right to the return from National Securities Clearing

Corporation ("NSCC") of NSCC Margin Deposits and cash and property in a designated collateral account and used for the purpose of satisfying NSCC Deposit Requirements. Tranche C loans are secured by the right to the return of eligible funds from any reserve account of RHS and cash and property in a designated collateral account and used for the purpose of satisfying reserve requirements under Exchange Act Rule 15c3-3. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate is calculated as a per annum rate equal to 1.25% for Tranche A loans and 2.50% for Tranche B and Tranche C loans, plus the Short-Term Funding Rate at the applicable time. The Short-Term Funding Rate is equal to the greatest of (i) the Eurodollar Rate for a one month interest period on such day, which equals to the Eurodollar Base Rate that is derived from LIBOR, multiplied by the Statutory Reserve Rate at the applicable time, (ii) the Federal Funds Effective Rate and (iii) the Overnight Bank Funding Rate in effect on such day. There were no outstanding borrowings under the April 2021 Credit Facility as of December 31, 2021. This agreement contains customary covenants restricting RHS's ability to incur debt, incur liens and undergo certain fundamental changes. We were in compliance with the covenants as of December 31, 2021. We are obligated to pay a commitment fee calculated as a per annum rate equal to 0.50% on any unused amount of the April 2021 Credit Facility quarterly in arrears.

Off-balance sheet risk

In the normal course of business, we engage in activities involving settlement and financing of securities transactions. User securities transactions are recorded on a settlement date basis, which is generally two business days after the trade date for equities and one business day after the trade date for options. These activities may expose us to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. In such events, we may be required to purchase financial instruments at prevailing market prices in order to fulfill our obligations.

NOTE 10: RELATED PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers.

We have an expense sharing agreement with the Parent and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy, share-based compensation, and other expenses. The Parent also pays certain direct expenses on our behalf and cash settles monthly with allocated expenses. As of December 31, 2021, the balance due to the Parent was $19.8 million. During the year ended December 31, 2021, the Parent contributed $2.0 billion in capital to us.

As of December 31, 2021, we had an affiliate user with a free credit balance of $5.7 million, included in payables to users on the statement of financial condition.

Pursuant to the clearing agreement with RHF, we clear and facilitate transactions for users introduced by RHF on a fully disclosed basis. Due to affiliated broker-dealer on the statement of financial condition consists of the balance due to RHF of $60.0 million and proprietary accounts for the exclusive benefit of RHF in the amount of $9.1 million.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Legal and regulatory matters

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal and state regulators, exchanges, or other self-regulatory organizations ("SROs") by dissatisfied users are investigated by such regulatory bodies, and, if pursued by such regulatory bodies or such users, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings. The outcomes of these matters are inherently uncertain and some may result in adverse judgments or awards, including penalties, injunctions, or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation.

With respect to matters discussed below for which no accrual has been made or which have a potential loss in excess of amounts accrued, we believe, based on current knowledge, that any losses or ranges of losses (in excess of amounts accrued, if applicable) as of

December 31, 2021 that are reasonably possible and can be reasonably estimated will not, in the aggregate, have a material adverse effect on our business, financial position, operating results, or cash flows. However, for many of the matters disclosed below, particularly those in early stages, we cannot reasonably estimate the reasonably possible loss (or range of loss), if any. In addition, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. We might also incur substantial legal fees, which are expensed as incurred, in defending against legal and regulatory claims.

Described below are certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to defend these matters vigorously.

Best Execution, Payment for Order Flow, and Sources of Revenue Matters

Beginning in December 2020, multiple putative securities fraud class action lawsuits were filed against RHM, RHF and RHS. Five cases were consolidated in the United States District Court for the Northern District of California. An amended consolidated complaint was filed in May 2021, alleging violations of Section 10(b) of the Exchange Act and various state law causes of action based on claims that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including PFOF). Plaintiffs seek damages, restitution, disgorgement, and other relief. In February 2022, the court granted our motion to dismiss the amended consolidated complaint without prejudice.

March 2020 Outages

A consolidated putative class action lawsuit relating to service outages on our stock trading platform on March 2-3, 2020 and March 9, 2020 (the "March 2020 Outages") is pending in the United States District Court for the Northern District of California. The lawsuit generally alleges that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF, and RHS failed to implement appropriate backup systems. The lawsuit includes, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment and violations of certain California consumer protection statutes. The lawsuit generally seeks damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. A plaintiff's motion for class certification, which RHM, RHF, and RHS oppose, and our motion for summary judgment for RHM, RHF, and RHS are currently pending.

In September 2021, approximately 400 jointly-represented customers initiated an arbitration of individual claims against us arising out of the March 2020 Outages and other alleged system outages. Robinhood is contesting the claims, and a hearing has been scheduled for September 2022.

FINRA Matters

RHS is subject to FINRA investigations and enforcement matters, including investigations regarding RHS's fractional share trade reporting and the Early 2021 Trading Restrictions (as defined below). RHS has continue to cooperate with FINRA on these matters.

Account Takeovers

In January 2021, Siddharth Mehta filed a putative class action in California state court against RHF and RHS, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users. RHF and RHS removed this action to the United States District Court for the Northern District of California. Plaintiff generally alleges that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets and seek monetary damages and injunctive relief. The matter is currently in the discovery stage.

Early 2021 Trading Restrictions Matters

Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the NSCC in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform (the "Early 2021 Trading Restrictions").

A number of individual and putative class actions related to the Early 2021 Trading Restrictions were filed against RHM, RHF, and RHS, among others, in various federal and state courts. In April 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida (the "MDL"). The court subsequently divided plaintiffs' claims against Robinhood into three tranches: federal antitrust claims, federal securities law claims, and state law claims. In July 2021, plaintiffs filed consolidated complaints seeking monetary damages in connection with the federal antitrust and state law tranches. The

federal antitrust complaint asserted one violation of Section 1 of the Sherman Act; the state law complaint asserted negligence and breach of fiduciary duty claims. In August 2021, we moved to dismiss both of these complaints. In September 2021, plaintiffs filed an amended complaint asserting state law claims of negligence, breach of fiduciary duty, tortious interference with contract and business relationship, civil conspiracy, and breaches of the covenant of good faith and fair dealing and implied duty of care. In November 2021, the court dismissed the federal antitrust complaint without prejudice, and plaintiffs for the federal securities tranche filed a complaint alleging violations of Sections 9(a) and 10(b) of the Exchange Act. In January 2022, we moved to dismiss the federal securities law complaint, and plaintiffs filed an amended complaint in connection with the federal antitrust tranche. In January 2022, the court dismissed the state law complaint with prejudice. In February 2022, Robinhood moved to dismiss the amended complaint filed in connection with the federal antitrust tranche.

RHM, RHF, RHS, and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney's Office for the Northern District of California ("USAO"), the U.S. Department of Justice, Antitrust Division, the SEC's Division of Enforcement, FINRA, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev's cell phone. There have been several inquiries based on specific customer complaints. We have also received requests from the SEC's Division of Examinations and Division of Enforcement and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include requests related to whether any employee trading in these securities may have occurred after the decision to impose the Early 2021 Trading Restrictions and before the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. The SEC's Division of Examinations concluded their examinations related to the Early 2021 Trading Restrictions. In February 2021, SEC staff notified us of their findings to which we are in the process of responding. FINRA has also requested information about policies, procedures, and supervision related to employee trading generally. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided testimony with respect to the Early 2021 Trading Restrictions. We are cooperating with these investigations and examinations.

NOTE 12: NET CAPITAL

As a registered broker-dealer, we are subject to the SEC's uniform net capital rule (Exchange Act Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires us to maintain net capital equal to the greater of 2% of aggregate customer-related debit items in the customer reserve computation under Exchange Act Rule 15c3-3 or $0.25 million. Our net capital balance changes day to day, but on December 31, 2021, our net capital was $2,841.4 million which was $2,706.8 million in excess of the minimum required net capital of $134.6 million.

NOTE 13: SUBSEQUENT EVENTS

We have evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2022, the date the financial statements were available to be issued. No event took place that requires recording or disclosure in our financial statements.